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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*


                              PAMRAPO BANCORP, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                   Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   697738102
            ----------------------------------------------------------
                                 (CUSIP Number)

                             Eric S. Kracov, Esq.
                         Muldoon Murphy & Faucette LLP
       5101 Wisconsin Avenue, N.W., Washington, D.C.  20016  (202) 362-0840
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 February 28, 2001
--------------------------------------------------------------------------------
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d-1(f) or 240.13d- 1(g), check
the following box |_|.


                                                               SEC 300 (07-98)

                               SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 697738102                                 Page   2   of   8   Pages
                                                         -----    -----
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--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Richmond County Financial Corp.  06-1498455

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /__/
                                                                     (b) /__/

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   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

               WC

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                          /__/

--------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

----------------   -----  ------------------------------------------------------
      NUMBER OF      7    SOLE VOTING POWER

       SHARES                   132,400
                   -----  ------------------------------------------------------
    BENEFICIALLY     8    SHARED VOTING POWER

      OWNED BY                   0
                   -----  ------------------------------------------------------

        EACH         9    SOLE DISPOSITIVE POWER

      REPORTING                 132,400
                   -----  ------------------------------------------------------

       PERSON        10   SHARED DISPOSITIVE POWER

        WITH                     0

-----   ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             132,400 Shares

-----   ------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             /__/

-----   ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             5.1%

-----   ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
             CO

--------------------------------------------------------------------------------


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



Item 1.    Security and Issuer.
           -------------------

      This Schedule 13D relates to the shares of common stock, par value $.01 per share, of Pamrapo Bancorp, Inc. ("Pamrapo"), a corporation organized under the laws of the state of Delaware. The principal executive offices of Pamrapo are located at 611 Avenue C, Bayonne, New Jersey 07002.

Item 2.    Identity and Background.
           -----------------------

      This Schedule 13D is being filed by Richmond County Financial Corp. ("Richmond County"), a Delaware corporation, which is the holding company for Richmond County Savings Bank (the "Bank"). Richmond County's principal business is directing the business of the Bank. The principal office of Richmond County is located at 1214 Castleton Avenue, Staten Island, New York 10310. During the past five years Richmond County has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Richmond County been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and  incorporated  herein by  reference is a
                  ----------
list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Richmond County. To Richmond County's knowledge, each of the directors and executive officers of Richmond County is a United States citizen, and none of such directors and executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

      On March 22, 1999, Richmond County acquired Bayonne Bancshares, Inc. ("Bayonne") by merger (the "Merger"). Through the Merger, Richmond County acquired 83,100 shares of Pamrapo common stock, which were held by Bayonne immediately prior to the Merger. When aggregated with the shares of Pamrapo common stock held by Richmond County immediately prior to the Merger, Richmond County held an aggregate of 224,900 shares of Pamrapo common stock. All shares previously purchased by Richmond County were purchased for cash using working capital. The total cost of the shares of Pamrapo common stock purchased by Richmond County and Bayonne was $6,184,275.


                                      3

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      Richmond County reduced its ownership of Pamrapo common stock by divesting itself of 100,000 shares of Pamrapo common stock on April 21, 1999.

      On February 28, 2001, Richmond County was advised that, due to a public stock repurchase program conducted by Pamrapo, its interest in Pamrapo stock increased to above 5%.

Item 4.    Purpose of Transaction.
           -----------------------

      As part of its investment strategy, Richmond County regularly invests in the common stock of financial institutions in and around its market area that Richmond County believes provide the potential for capital appreciation. Richmond County currently holds Pamrapo common stock in its equity portfolio for investment purposes pursuant to this investment strategy. However, Richmond County also may engage in discussions with management of Pamrapo to explore options to enhance shareholder value, including, but not limited to, the possibility of a business combination with Richmond County. Richmond County also intends to seek Office of Thrift Supervision approval of its acquisition of over 5% of Pamrapo common stock and may increase its ownership percentage in Pamrapo up to 9.9%.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

      (a) Richmond County beneficially owns 132,400 shares of Pamrapo common stock or 5.1% of outstanding shares.

            Michael F. Manzulli, Chief Executive Officer and Chairman of Richmond County, owns 400 shares of Pamrapo common stock.

      (b) Richmond County has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 132,400 shares of Pamrapo common stock.

            Mr. Manzulli has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 400 shares of Pamrapo common stock.

      (c)   Neither   Richmond   County   nor   Mr. Manzulli  has  effected  any
transactions in Pamrapo common stock during the past 60 days.  See Item 3.

      (d) No person other than Richmond County has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Pamrapo common stock that may be deemed beneficially owned by Richmond County. No person other than Mr. Manzulli has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the

                                      4

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sale of, any shares of Pamrapo common stock that may be deemed beneficially owned by Mr. Manzulli.

Item 6. Contracts, Arrangements, Understandings, or Relationships  with  Respect
        ------------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

      Not applicable.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

      Not applicable.


                                      5

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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               RICHMOND COUNTY FINANCIAL CORP.



                               By: /s/ Michael F. Manzulli
                                   ---------------------------------------------
                                   Michael F. Manzulli
                                   President and Chief Executive Officer


Date:  March 12, 2001

                                      6


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                                  Schedule I

      Directors and Executive Officers of Richmond County Financial Corp.
      ------------------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of Richmond County Financial Corp. are set forth below. Unless otherwise indicated, all persons are citizens of the United States.


NAME                    BUSINESS ADDRESS                 PRINCIPAL OCCUPATION
----                    ----------------                 --------------------

Michael F. Manzulli     1214 Castleton Avenue            Chairman of the Board of Directors and Chief Executive
                        Staten Island, New York  10310   Officer of Richmond County Financial Corp., and
                                                         Director, President and Chief Executive Officer of
                                                         Richmond County Savings Bank.  Mr. Manzulli is also a
                                                         member of the board of directors of Peter B. Cannell &
                                                         Co., Inc., an investment management firm located in New
                                                         York City, a member of the board of directors of the
                                                         Richmond County Savings Foundation, and is partner at
                                                         the law firm of Lahr, Dillon, Manzulli, Kelley & Pennet,
                                                         P.C.

Anthony E. Burke        1214 Castleton Avenue            President, Chief Operating Officer and Director of
                        Staten Island, New York 10310    Richmond County Financial Corp. and Richmond County
                                                         Savings Bank.  Mr. Burke is also a member of the board
                                                         of directors of Peter B. Cannell & Co. Inc., an investment management firm located in New York City, and a
                                                         member of the board of the directors of the Richmond
                                                         County Savings Foundation.

James L. Kelley         1214 Castleton Avenue            Director  of  Richmond  County  Financial Corp. and
                        Staten Island, New York 10310    Director of Richmond  County  Savings Bank.  Mr. Kelley
                                                         is a partner of the law firm of Lahr, Dillon,
                                                         Manzulli, Kelley & Penett, P.C., which serves as
                                                         general  counsel to Richmond County Savings  Bank.  Mr.
                                                         Kelly is also a  member of the board of the directors
                                                         of  the Richmond County Savings Foundation.

T. Ronald Quinlan, Jr.  1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                        Staten Island, New York 10310    Director of Richmond County Savings Bank.  Mr. Quinlan
                                                         is also a member of the board of the directors of the
                                                         Richmond County Savings Foundation.

William C. Frederick    1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                        Staten Island, New York 10310    Director of Richmond County Savings Bank.  Dr.
                                                         Frederick  is a  surgeon  in  Staten  Island and is
                                                         affiliated  with St.  Vincent's  Hospital,  Staten  Island
                                                         University Hospital and Bayley Seton  Hospital.  Dr.
                                                         Frederick  is also a member of the Richmond County Savings
                                                         Foundation.

Maurice K. Shaw         1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                        Staten Island, New York 10310    Director of Richmond County Savings Bank.  Mr. Shaw
                                                         is currently  Senior Vice  President in charge of corporate affairs of Brooklyn  Union Gas Co. Mr.  Shaw is also a
                                                         member of  the  board  of directors of  the South Jersey
                                                         Savings Charitable  Foundation and a member of the board
                                                         of the directors of the Richmond County Savings Foundation.



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

NAME                         BUSINESS ADDRESS                PRINCIPAL OCCUPATION
----                         ----------------                --------------------

Godfrey H. Carstens, Jr.     1214 Castleton Avenue           Director of Richmond County Financial Corp.
                             Staten Island, New York         and Director of Richmond County Savings Bank.
                                                             Mr.  Carstens is currently the owner
                                                             and president of Carstens Electrical
                                                             Supply  Co.,  an  electrical  supply
                                                             company  located  in Staten  Island,
                                                             New  York.  Mr.  Carsters  is also a
                                                             member of the board of the directors
                                                             of  the  Richmond   County   Savings
                                                             Foundation.

Robert S. Farrell            1214 Castleton Avenue           Director of Richmond County Financial Corp. and
                             Staten Island, New York 10310   Director of Richmond County Savings Bank.  Mr. Farrell
                                                             is currently president of H.S. Farrell, Inc., a lumber,
                                                             millwork and building materials supply company located
                                                             in Staten Island, New York.  Mr. Farrell is also a member
                                                             of the board of the directors of the Richmond County
                                                             Savings Foundation.

Thomas R. Cangemi            1214 Castleton Avenue           Executive Vice President, Chief Financial Officer of
                             Staten Island, New York 10310   Richmond County Financial Corp. and Richmond County
                                                             Savings Bank.  Mr. Cangemi is also a member of the
                                                             board of directors of Peter B. Cannell & Co., Inc., an
                                                             investment management firm located in New York City.
                                                             Mr. Cangemi is also a member of the board of directors of
                                                             the South Jersey Savings Charitable Foundation.

Patrick F.X. Nilan           1214 Castleton Avenue           Director of Richmond County Financial Corp.  Retired
                             Staten Island, New York 10310   President and Chief Executive Officer of Bayonne
                                                             Bancshares, Inc.  Mr. Nilan is also a member of the board
                                                             of the directors of the Richmond County Savings
                                                             Foundation.




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